K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 17, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Tony Burak

Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-212552 Registration Statement on Form N-14

Dear Messrs. Burak and Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) July 20, 2016, from Mr. Burak of the accounting staff of the Securities and Exchange Commission (the “SEC”); and (2) August 8, 2016, from Sonny Oh of the SEC staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Disciplined Value International Fund, a series of the Trust (the “Acquiring Fund” and, following the Reorganization (as defined below), the “Combined Fund”), in connection with the reorganization of John Hancock International Core Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds III, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 15, 2016, accession no. 0001133228-16-010979.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Comments from Mr. Burak

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 1 — Please provide the analysis used to reach the conclusion that the Acquiring Fund is expected to be the accounting survivor of the Reorganization.

Response to Comment 1 — The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for

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Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.1 In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”2

The Acquired Fund will be merged into the Acquiring Fund. As of April 30, 2016, the size of the Acquired Fund was substantially larger than the size of the Acquiring Fund. However, it is anticipated that prior to the date of the Reorganization, a large investor redemption will cause the size of the Acquired Fund to decrease significantly, resulting in more comparable asset sizes between the Acquired Fund and the Acquiring Fund. Despite the difference in asset size as of April 30, 2016, based on a review of the appropriate factors, the Acquiring Fund will be the accounting survivor in the Reorganization. The analysis is as follows:

(1)	The Acquiring Fund will be the legal survivor in the Reorganization and the Combined Fund will carry on its operations pursuant to the registrations of the Acquiring Fund under the Securities Act of 1933, as amended (the “Securities Act”) and Investment Company Act of 1940, as amended (the “Investment Company Act”). Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

(2)	The Acquiring Fund and Acquired Fund are currently managed by John Hancock Advisers, LLC (“JHA”), and the Combined Fund also will be managed by JHA. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(3)	Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) currently serves as the subadvisor to the Acquired Fund. Robeco Investment Management, Inc. doing business as Boston Partners (“Boston Partners”) currently serves as the subadvisor of the Acquiring Fund. After the Reorganization, the Combined Fund will continue to use the same investment format as the Acquiring Fund, in which discretionary management is vested in Boston Partners. The current portfolio managers

[1]	See, North American Security Trust, SEC No-Action Letter (August 5, 1994) (“NAST Letter”).
[2]	Id.

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and portfolio management team of the Acquiring Fund (Joseph F. Feeney, Jr., Christopher K. Hart, and Joshua M. Jones) will continue to manage the Combined Fund following the Reorganization. In addition, it should be noted that Messrs. Feeney, Hart, and Jones have served as the portfolio managers of the Acquiring Fund since its inception on September 29, 2014, and, with one exception, also have served as the portfolio managers of the predecessor to the Acquiring Fund since its inception on December 30, 2011 (Mr. Jones was a portfolio manager of the predecessor fund since 2013).

Additionally, there have been changes in management in the Acquired Fund. Effective September 1, 2015, Thomas R. Hancock left, and Neil Constable and Chris Fortson joined, the Acquired Fund’s management team. Ben Inker, Sam Wilderman, and David Cowan continued on the Acquired Fund’s management team, along with Messrs. Constable and Fortson. Then, effective July 1, 2016, Messrs. Cowan, Fortson, Inker, and Wilderman left the Acquired Fund’s management team, leaving Mr. Constable as the sole portfolio manager primarily responsible for the day-to-day management of the Acquired Fund’s portfolio. As a result, the management team of the Acquiring Fund has been more consistent than that of the Acquired Fund. Accordingly, the portfolio management of the Combined Fund will be the same as the Acquiring Fund prior to the Reorganization and, as a result, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(4)	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are a number of similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several differences, and the Combined Fund therefore will resemble the Acquiring Fund more closely. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor and subadvisor in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(6)	The existing classes of the Combined Fund following the merger will have expense structures and expense ratios similar or identical to those of the Acquiring Fund. The management fee of the Combined Fund is expected to be the lower than that of the Acquiring Fund and higher than that of the Acquired Fund. The expense ratio of each of the Combined Fund’s share classes is expected to be the same as or lower than the expense ratios of the Acquired Fund’s share classes, and in all cases will

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be closer to that of the Acquiring Fund, after giving effect to the contractual expense limitations.[3] Accordingly, given: (i) the nature of the continuity of the share classes between the Acquiring Fund and Combined Fund; (ii) the continuity of the expense structures between the Acquiring Fund and Combined Fund; and (iii) all of the characteristics of the Acquiring Fund being more similar to the Combined Fund than those of the Acquired Fund; this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

(7)	As of April 30, 2016, the Acquired Fund was substantially larger than the Acquiring Fund. As of April 30, 2016, the Acquired Fund had net assets of $1.760 billion and the Acquiring Fund had net assets of $287 million. However, as noted above, it is anticipated that prior to the date of the Reorganization, a large investor redemption will cause the size of the Acquired Fund to decrease significantly, resulting in more comparable asset sizes between the Acquired Fund and the Acquiring Fund. Accordingly, this factor does not support the presumption that the Acquiring Fund should be the accounting survivor.

Weighing all of the factors discussed above, these factors support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment advisor, subadvisor, and investment policies of the Combined Fund are substantially identical to those of the Acquiring Fund and there are some differences from those of the Acquired Fund; and (c) the total expense ratios of each class of shares of the Combined Fund involved in the Reorganization are the same as those of the Acquiring Fund, after giving effect to the contractual expense limitations, but are different than those of the Acquired Fund.

While the Acquired Fund had substantially more assets than the Acquiring Fund as of April 30, 2016, the Acquiring Fund itself has substantial assets, and it is anticipated that a large investor redemption will significantly reduce the assets of the Acquired Fund and bring the asset levels of the Acquiring Fund and the Acquired Fund closer together prior to the Reorganization. The Acquiring Fund also has a long operational history. We believe that the size difference should not rebut the presumption that the surviving fund should be the accounting survivor, particularly because: (1) all but one factor supports the conclusion that the Acquiring Fund should be the accounting survivor; and (2) the Acquiring Fund is of a substantial size and has a substantial lifespan and the size of the Acquired Fund is expected to be reduced significantly prior to the Reorganization.

Comment 2 — On page 9, under the heading “Comparison of Expenses,” the staff notes that approximately $511 million in net assets were redeemed from the Acquired Fund on May 20, 2016. If the $511 million redemption had a material impact on the amounts shown in the fee table

3 The NAST Letter discusses the fact that the accounting survivor has the most similar expense ratio to the combined fund. Footnote 3 to the NAST Letter also discusses the fact that the combined fund is expected to have a lower expense ratio than the accounting survivor because the combined fund had an expense limitation contained in its investment advisory agreement.

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for the Acquiring Fund, the staff would expect that amounts in the fee table would be restated to reflect what the Registrant believes are current fees for the Acquiring Fund.

Response to Comment 2 — The Trust notes that the amounts shown in the Annual fund operating expenses tables were calculated net of the $511 million redemption and the anticipated $1 billion redemption from the Acquired Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 3 — On page 9, under the heading “Comparison of Expenses,” please reconcile the information in the second paragraph, which states that “as of April 30, 2016, the Acquiring Fund is charged a management fee of 0.77%,” with the advisory fee schedule for the Acquiring Fund shown on page 12, which shows 0.875% as the lowest advisory fee breakpoint for the Acquiring Fund.

Response to Comment 3 — The Trust respectfully notes that the advisory fee shown under the heading “Comparison of Expenses” reflects the Acquiring Fund’s advisory fee as of April 30, 2016, after giving effect to voluntary and contractual waivers, while the advisory fee schedule table shown on page 12 reflects the gross advisory fee that the Acquiring Fund can be expected to pay at certain asset levels, before giving effect to voluntary or contractual waivers. Due to the impact of voluntary and contractual waivers, as of April 30, 2016, the Acquiring Fund paid a lower advisory fee than the lowest advisory fee reflected in the advisory fee schedule, which accounts for the difference in the amounts shown.

Comment 4 — On page 11, under the heading “Examples,” the disclosure states that “waivers are reflected for only the first year of each period shown.” The staff asks that the statement be revised because, when the staff re-calculates the numbers, the amounts for the Acquiring Fund and the pro forma Combined Fund reflect the waiver for the first two years of each period shown. The staff notes that the statement is true for the Acquired Fund, but that it should be revised with respect to the Acquiring Fund and the pro forma Combined Fund.

Response to Comment 4 — In response to the staff’s comment, the Trust has revised the information in the table under the heading “Examples” with respect to the Acquiring Fund and the pro forma Combined Fund to reflect waivers only for the first year of each period shown. The Trust believes this is consistent with the requirements of Instruction 4.(a) to Item 3 Form N-1A which states: “An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.” (Emphasis added.) Here, the Trust has taken a more conservative approach, as permitted by Form N-1A, and is only reflecting the contractual waivers applicable to the Acquiring Fund and the Combined Fund for the one year period following the effective date of the Registration Statement. Accordingly, the Trust respectfully declines to make any

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changes to the introductory disclosure under the heading “Examples” in response to this comment.

Comment 5 — On page 23, under the heading “Further Information about the Reorganization,” it is disclosed that some portfolio holdings of the Acquired Fund may be sold in connection with the Reorganization. Please disclose the extent to which portfolio transitioning will occur in connection with the Reorganization. The staff notes that, pursuant to the schedules of investments for the last two fiscal years of the Acquired Fund and the Acquiring Fund, there is little overlap between the portfolio holdings of the Funds, so the staff assumes there will need to be significant portfolio transitioning. Specifically, based on the information provided, it appears that fewer than ten securities are held by both Funds. Please consider quantifying the extent of the portfolio transitioning that is expected to occur, such as, for example, disclosing how much of the Acquired Fund portfolio will be sold in connection with the Reorganization (e.g., half of the portfolio, etc.).

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — On page 24, under the heading “Expenses of the Reorganization,” please reconcile the first two statements. While the first sentence reads: “the Acquired Fund and the Acquiring Fund will each pay an equal portion of the costs,” the second sentence states that “[t]he estimated cost of the Reorganization is approximately $348,425, of which $174,210 will be borne by JHA and $174,215 will be borne by the Acquiring Fund.

Response to Comment 6 — In response to the staff’s comment, the Trust has revised the first sentence to state: “JHA and the Acquiring Fund will each pay an equal portion of the costs.”

Comment 7 — On page 24, under the heading “Capitalization:”

(a)	Please confirm the amounts of the adjustments in net assets to arrive at the pro forma combined amounts. For example, the staff notes that Footnote (b) to the Capitalization table provides two amounts of $501,629 and $56,544. Please confirm why those amounts are shown only as adjustments to Class NAV shares in the body of the table. The staff notes that the total of those two amounts is $558,173 and that is the total adjustment for Class NAV shares.

(b)	With respect to Footnote (b), please confirm whether the amount relating to the Acquiring Fund, $56,544, consists only of trading costs. The language of the footnote leads the staff to believe that $56,544 is the total cost that the Acquiring Fund will pay, but the disclosure on page 24 states that the Acquiring Fund is expected to pay $174,215 in costs related to the Reorganization. Therefore, please confirm whether the $56,544 amount does not include the $174,000 in costs, or whether the $56,544 is only the amount of the trading costs expected to be incurred by the Acquiring Fund.

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(c)	Also with respect to Footnote (b), please disclose in totality the costs to be incurred in connection with the Reorganization that will reduce the net assets of the Combined Fund. For example, if the Acquiring Fund will pay $174,215 in costs related to the Reorganization, as disclosed on page 24, as well as $56,544 as currently disclosed in Footnote (b), please clarify Footnote (b). Please include and explain all adjustments to net assets in Footnote (b). Please confirm that the total of all adjustments shown in Footnote (b) agrees with the adjustments that are actually shown in the table.

(d)	The staff notes that the total of the adjustments shown in the Capitalization Table equals $791,607. The staff notes that when the amounts shown in Footnote (b) and the $174,215 in costs to be borne by the Acquiring Fund are subtracted from that amount, there is a remainder of $59,219. Please explain what this amount represents.

(e)	The staff understands that the assets of the Acquired Fund are combined with the assets of the Acquiring Fund, and adjustments are subtracted to arrive at the pro forma combined amounts. With respect to Class R6 shares of the Combined Fund, the staff notes that Class 1, Class R5, and Class R6 shares of the Acquired Fund are merging into Class R6 shares of the Acquiring Fund. However, when the staff adds the net assets of Class 1, Class R5, and Class R6 shares of the Acquired Fund and the net assets of Class R6 shares of the Acquiring Fund, and then subtracts the adjustments attributable to Class 1, Class R5 and Class R6 shares of the Acquired Fund, the staff calculates $112,521,981, which is $15,498,362 more than the $97,023,619 figure shown for the Combined Fund Class R6 shares. Please explain the difference.

Response to Comment 7 — With respect to Comments 7(a), 7(b), 7(c), and 7(d), the Trust has revised Footnote (b) as follows (new disclosure underlined, removed disclosure struck through):

The decrease in net assets of Class NAV shares reflects the costs incurred by Class NAV shares of the Acquiring Fund in connection with the Reorganization ~~(Acquiring Fund)~~ and portfolio trading costs of the ~~(~~Acquired Fund~~)~~ in connection with the purchase or sale of securities, after reflecting the expected $1 billion redemption from Class NAV shares of the Acquired Fund. ~~The~~Class NAV shares of the Acquired Fund will bear costs of approximately $501,629 in connection with the purchase or sale of securities. ~~The~~Class NAV shares of the Acquiring Fund will bear costs of approximately $56,544 in connection with the Reorganization.

The Trust believes these revisions clarify that Footnote (b) relates only to the decrease in net assets of Class NAV shares and are responsive to all of the staff’s questions with respect to the calculation of the adjustments in net assets. As no share class (other than Class 1 shares, as discussed below) is expected to experience significant redemptions

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prior to the Reorganization, the Trust does not believe Footnote (b) needs to include disclosure regarding all adjustments to net assets, and the Trust confirms that the total of all adjustments shown in Footnote (b) agrees with the adjustments that are actually shown in the table.

With respect to Comment 7(e), the $15,498,362 difference noted by the staff is the result of an anticipated redemption from Class 1 shares of the Acquired Fund immediately prior to the merger. To account for this difference, the Trust has revised Footnote (a) as follows (new disclosure underlined):

The net assets of the Acquired Fund as of April 30, 2016 were $1,760,712,228. On May 20, 2016, approximately $511 million in net assets were redeemed from Class I shares of the Acquired Fund. In addition, prior to and concurrent with the Reorganization, up to $1 billion in net assets may be redeemed from Class NAV shares of the Acquired Fund and it is anticipated that approximately $15 million in net assets will be redeemed from Class 1 shares of the Acquired Fund, the proceeds of which will be used to purchase approximately $15 million in net assets of Class NAV shares of the Acquiring Fund. ~~As a result, the~~The pro forma figures provided above for the Acquiring Fund do not include these amounts.

Statement of Additional Information (“SAI”)

Comment 8 — Please revise the first paragraph under the heading “Pro Forma Financial Information” to specify the dates of the Acquired Fund and the Acquiring Fund’s annual shareholder reports. Please also include a reference to the April 30, 2016 semiannual shareholder report for the Acquiring Fund.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — Under the heading “Pro Forma Financial Information,” please add the following information:

1.	A general description of the tax consequences of the Reorganization. For example, the staff notes that there is usually an accelerated distribution of income and gains to the closing of the merger.

2.	The capital loss carryforwards of each Fund as of the most recently completed fiscal year end and a discussion of the possible implications of the loss of the use of capital loss carryforwards. For example, please see the registration statement on Form N-14 filed on September 23, 2015 with respect to the merger of John Hancock Fundamental Large Cap Core Fund into John Hancock Fundamental Large Cap Core Fund (formerly, John Hancock Large Cap Equity Fund), File No. 333-207096, which has a discussion of such tax consequences, including capital loss carryforwards.

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3.	An explanation of the allocation of the payment of Reorganization costs by the Funds and an estimate of such costs to be incurred in connection with the Reorganization, similar to the disclosure in the Proxy Statement/Prospectus.

4.	A description of any portfolio transitioning that is expected to occur in connection with the Reorganization, including an estimate of any transaction costs.

Response to Comment 9 — The Trust has made the requested changes.

Comments from Mr. Oh

Proxy/Prospectus

Comment 1 — In the shareholder letter, the second sentence of the introductory paragraph explains that included in the Advisor’s ongoing assessment of the John Hancock mutual fund lineup is a review of account fees and whether funds are growing large enough to achieve beneficial economies of scale. The third sentence then appears to imply that this is the case with the Acquired Fund. However, the net asset row of the comparison table beginning on page 2 of the Proxy/Prospectus indicates that the Acquired Fund is larger than the Acquiring Fund. Therefore, please revise the introduction, and elsewhere in the Proxy/Prospectus where appropriate, to clarify that economies of scale is a primary reason for merging the Acquiring Fund, but not the Acquired Fund, since the Acquired Fund is larger.

Response to Comment 1 — Notwithstanding the asset size of the Acquired Fund relative to that of the Acquiring Fund, the Advisor nevertheless has determined that the ability of the Acquired Fund to meet its potential to achieve beneficial economies of scale is limited. The Trust respectfully notes that the first bullet point in the shareholder letter discusses expected economies of scale and potentially lower future expenses resulting from the Reorganization. We believe that this bullet point provides the necessary context and explanation to make clear that the economies of scale that are expected are those that may be achieved after the proposed merger as a result of the combined fund’s anticipated lower expense ratios. In addition, the expectation that the Reorganization will result in economies of scale is discussed in the Proxy/Prospectus under “Board Consideration of the Reorganization” and “Conflicts of Interest.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 2 — Under the caption “Rationale for the Reorganization,” in the last sentence of the second paragraph, please include a description of the comparison of fees before giving effect to any contractual expense reimbursements. Please also add this disclosure in the first paragraph under the heading “Comparison of Expenses” on page 9 and the second paragraph under “Reasons for the Reorganization” on page 17.

Response to Comment 2 — The Trust will make the requested changes.

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Comment 3 — Under the heading “Proposal - Reorganization of the International Core Fund,” please clarify the reason the Acquiring Fund will assume substantially all of the Acquired Fund’s liabilities, i.e., excludes liabilities arising from the Reorganization, as stated in the first bullet point under the heading “How the Reorganization will Work.”

Response to Comment 3 — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the disclosure in the “Notice of Special Meeting of Shareholders” reflects the terms contained in Section 3(a) of the Agreement and Plan of Reorganization. Therefore, Trust respectfully declines to make any changes in response to this comment.

Comment 4 — In the “Comparison of Funds’ Investment Objectives, Strategies, and Policies” beginning on page 2 of the Proxy/Prospectus, please insert a specific date or year in lieu of the “since inception” for the portfolio managers Joseph F. Feeney and Christopher K. Hart for the Acquiring Fund. Please see, as an example, the disclosure for Joshua M. Jones.

Response to Comment 4 — The Trust respectfully notes that the disclosure regarding the commencement dates of Messrs. Feeney and Hart as portfolio managers of the Acquiring Fund is consistent with the requirements of Item 5(b) of Form N-1A, which the Trust is required to disclose in the Proxy/Prospectus pursuant to Item 5 of Form N-14. Accordingly, the Trust respectfully declines to make any changes in response to the staff’s comment.

Comment 5 — The first paragraph of the disclosure on page 5 refers to the Funds’ “similar investment objectives and principal investment strategies.” In contrast, elsewhere the Proxy/Prospectus states that the Funds have “substantially similar investment objectives and generally similar investment policies.” Please revise the comparative description to be consistent throughout the Proxy/Prospectus.

Response to Comment 5 — The Trust has made the requested changes.

Comment 6 — Under the heading “Comparison of Expenses” beginning on page 9, the expense table and the example are formatted in such a way that it is difficult to compare the expenses between and among the Acquired Fund, the Acquiring Fund, and the Acquiring Fund Pro Forma expenses. Please revise the tables so that the fees and expense line items are listed vertically to allow an easier comparison of each Acquired Fund class of shares with the corresponding Acquiring Fund class of shares and Acquiring Fund Pro Forma class of expenses.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — Under the heading “Comparison of Investment Risks” beginning on page 14:

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(a) “Equity securities risk” and “Foreign securities risk” appear under the heading “Particular Risks of Disciplined Value International Fund” on page 15. However, the staff notes that these same two risks are also listed under “Principal Risks Applicable to Both Funds” on page 14. Please revise accordingly.

Response to Comment 7(a) — As both Funds may invest in foreign issuers, the Trust notes that “Foreign securities risk” is a principal risk of the Acquiring Fund and the Acquired Fund and, as such, is included under the heading “Principal Risks Applicable to Both Funds.” The Trust notes, however, that only the Acquiring Fund is subject to the risks of investing in foreign emerging markets, as noted on page 15 under the heading “Particular Risks of Disciplined Value International Fund.” Therefore, for purposes of clarity, the Trust has revised the description of the “Foreign securities risk” under the heading “Particular Risks of Disciplined Value International Fund” as follows (new disclosure underlined, removed disclosure struck through):

~~Foreign securities risk~~Emerging markets risk. The risks of investing in foreign securities are magnified in emerging markets.

Similarly, as both Funds may invest in equity securities, the Trust notes that “Equity securities risk” is a principal risk of the Acquiring Fund and the Acquired Fund and, as such, is included under the heading “Principal Risks Applicable to Both Funds.” The Trust notes, however, that only the Acquiring Fund is subject to the risks of investing in undervalued equity securities, as noted on page 15 under the heading “Particular Risks of Disciplined Value International Fund.” Therefore, for purposes of clarity, the Trust has revised the description of the “Equity securities risk” under the heading “Particular Risks of Disciplined Value International Fund” as follows (new disclosure underlined, removed disclosure struck through):

~~Equity securities risk~~Value investing risk. Securities the manager believes are undervalued may never realize their full potential, and in certain markets value stocks may underperform the market as a whole.

(b) Please confirm there are no other principal risks particular to the Acquired Fund.

Response to Comment 7(b) — The Trust so confirms.

Comment 8 — Under the heading “Board Consideration of the Reorganization” beginning on page 17,

(a)	If applicable, please disclose any adverse considerations by the Board. As examples of issues that could be considered adverse, the staff notes that the first bullet point on the cover page discusses that the Acquiring Fund will assume substantially all of the

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Acquired Fund’s liabilities, except liabilities arising as a result of the Reorganization, but there is no additional disclosure that explains how those excluded liabilities will impact the net asset value of the Acquired Fund or any of its shareholders. In addition, the staff notes the discussion of the increased advisory fees to be incurred by the Acquired Fund shareholders described under the caption “Conflicts of Interest” on page 27.

Response to Comment 8(a) — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the reorganization was in the best interests of the Acquired Fund and Acquiring Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization,” the Board considered “any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please substantiate Item 4 on page 18, given that the performance information subsequently provided on pages 20 and 21 is based on the period ended December 31, 2015, not March 31, 2016.

Response to Comment 8(b) — In response to the staff’s comment, the Trust has revised the Proxy/Prospectus to include comparative information about the Funds’ returns for the period ended March 31, 2016 in Item 4 under the heading “Board consideration of the Reorganization” on page 18 as follows:

iv. Although it is understood that no assurances may be given that the combined Fund will achieve any particular level of performance after the Reorganization, the average annual total returns of Class A shares of the Acquiring Fund for the one- and three-year periods ended March 31, 2016 and for the period from the Acquired Fund’s inception on December 30, 2011, to March 31, 2016 (-10.71%, 2.26%, and 7.21% , respectively) were higher than those of Class A shares of the Acquired Fund for the same periods (-16.18%, -0.19%, and 5.03%, respectively)~~The Acquiring Fund outperformed the Acquired Fund for the one- and three-year periods ended March 31, 2016 and for the period from the Acquired Fund’s inception on December 30, 2011 to March 31, 2016, although it is understood that no assurances may be given that the combined Fund will achieve any particular level of performance after the Reorganization~~. The Acquiring Fund will be the accounting survivor of the Reorganization. As such, the Acquiring Fund will continue to have the same performance history following the Reorganization as it had prior to the Reorganization.

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Comment 9 — Under the heading “Funds’ Past Performance,” the narrative on page 20 preceding the average annual total returns table for the Acquired Fund explains how the calculation of all classes except Class NAV shares and Class 1 shares was calculated for the performance prior to their respective inception dates. Please provide disclosure to explain the same for Class NAV shares and Class 1 shares. Please also revise the table to reflect the 10 year returns for these classes, and to delete the two “Since Inception” columns.

Response to Comment 9 — In response to the staff’s comment regarding the narrative disclosure, the Trust has revised the introductory disclosure to the Acquired Fund’s average annual total returns table to clarify that Class NAV shares and Class 1 shares do not show performance prior to their respective inception dates.

With respect to the staff’s comment regarding the 10-year and “Since inception” columns in the Acquired Fund’s average annual total returns table, the Trust respectfully notes that, as of December 31, 2015, Class NAV shares and Class 1 shares of the Acquired Fund did not yet have 10 years of operations and, therefore, the 10 year return information is not available or required by Item 4(b)(2)(iii) of Form N-1A. However, Item 4(b)(2)(iii) of Form N-1A does require the inclusion of information regarding the Acquired Fund’s “Since inception” returns. Accordingly, the Trust respectfully declines to make any changes in response to this portion of the staff’s comment.

Comment 10 — Under the heading “Adjournments” on page 29, please disclose, if applicable, any limitations with respect to any time limitations for a subsequent meeting due to an adjournment, including any notice requirements or changes to the original record date.

Response to Comment 10 — The Trust respectfully notes that there are no limitations in the Trust’s charter documents with respect to any time limitations for a subsequent meeting due to an adjournment, including any notice requirements or changes to the original record date. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 11 — Under the heading “Ownership of Shares of the Funds” beginning on page 30, please provide all information required by Item 7(c)(4)(i) through Item 7(c)(4)(iii) of Form N-14. Please note that the disclosure required by Item 7(c)(4) of Form N-14 applies to both the Acquired Fund and the Acquiring Fund.

Response to Comment 11 — The Trust has made the requested changes.

Part C

Comment 12 — Please revise the numbering of the exhibit immediately following Exhibit 2(a)(3).

Response to Comment 12 — The Trust has made the requested change.

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_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust
Harsha Pulluru, Assistant Secretary of the Trust